TULEVA Series-A CF SPV, LLC

Financial Statements

As at March 31, 2024 (INCEPTION)

TULEVA Series-A CF SPV, LLC

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INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

9800 Richmond Ave, Suite 595
Houston, TX 77042
United States of America

Opinion

We have audited the financial statements of Tuleva Series-A CF SPV, LLC Inc. (the Company), which comprise the balance sheet as at March 14, 2024 (Date of inception), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at March 14, 2024 (Date of inception) in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

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Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Use professional judgment and exercise professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Kreston GTA LLP

Markham, Ontario, Canada
May 22, 2024

TULEVA Series-A CF SPV, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT MARCH 14, 2024 (INCEPTION)

ASSETS		
Current assets		
Cash	$	-
	$	-
LIABILITIES		
Current liabilities		
Due to related party	$	-
		-
SHAREHOLDERS' DEFICIENCY		
Share capital		-
Deficit		-
	$	-

The accompanying notes are an integral part of these financial statements.

TULEVA Series-A CF SPV, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT MARCH 14, 2024 (INCEPTION)

1.   **Nature of operations**

Tuleva Series-A CF SPV, LLC. (the "Company"), was incorporated in the State of Texas on March 14, 2024, in the United States. The Company is an investment entity to provide a limited number of select investors with the opportunity to realize long-term appreciation as a result of investments in equity securities of Tuleva Inc., a Delaware corporation (the "Portfolio Company"). The general purpose of the Company are to buy, distribute, hold, and otherwise invest in securities of the Portfolio Company; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to the securities of the Portfolio Company held or owned by the Company to enter into, make, and perform all contracts and other undertakings in connection with its ownership of Securities of the Portfolio Company; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. The Company is located and headquartered in Houston, Texas.

2.   **Going concern**

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These factors, among others, raise substantial doubts about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company follows the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 205-40, Presentation of Financial Statements—Going Concern, or ASC 205-40, which requires management to assess the Company's ability to continue as a going concern for one year after the date the financial statements are issued. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to raise capital to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.   **Summary of significant accounting policies**

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative US GAAP as found in the ASC and Accounting Standards Updates, or ASUs, of the FASB. The Company's functional currency is the U.S. dollar.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The financial data and other information disclosed in these notes are not necessarily indicative of the results to be expected for any future year or period. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable, however, actual results could significantly differ from those results.

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, and restricted cash. The Company's investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company has no off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments, with terms to maturity of three months or less at the date of purchase.

3.   **Summary of significant accounting policies (continued)**

<u>Related parties</u>

Related party transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

<u>Income taxes</u>

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. To date, the Company has not taken any uncertain tax position or recorded any reserves, interest or penalties.

<u>Organizational Cost</u>

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4.   **Equity**

The Company is a limited liability company formed on March 14, 2024. It will undertake the limited purpose of acquiring, holding, and distributing of securities (the "Securities") issued by Tuleva Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the company has the ability to withdraw any part of a membership contribution as a member prior to dissolution and winding up of the Company.

5.   **Commitments and Contingencies**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

6.   **Subsequent events**

Limited Liability Company Agreement

On March 14, 2024, the Company entered into a Limited Liability Company Agreement with Tuleva Inc, wherein the Company will serve as a "crowdfunding vehicle" with the limited purpose of acquiring, holding, and distributing securities issued by Tuleva Inc. ("Crowdfunding Issuer") which will also serve as the Manager of the Company. The business, property, and affairs of the Company shall be managed by the Manager.

All expenses incurred by the Company for the formation, operation, or winding up shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Management evaluation

Management has evaluated subsequent events through May 22, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.